



10026963

| ANNUAL AUDITED REPORT
FORM X-17A-5
PART III | FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and
Rule 17a-5 Thereunder | SEC FILE NO.

8- 6082 |

REPORT FOR THE PERIOD BEGINNING   __01/01/2009__   AND ENDING   __12/31/2009__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Horace Mann Investors, Inc.

SEC Mail Processing
Section

FEB 23 2010

Washington, DC
110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

  1 Horace Mann Plaza

(No. and Street)

Springfield	Illinois	62715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson   **217-788-8538**

                                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	**Chicago**	**Illinois**	**60601**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/10/2010

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN CERVELLONE
NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
MY COMMISSION EXPIRES
JULY 10, 2013

Name   Kimberly A. Johnson

Title   Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor report on Internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HORACE MANN INVESTORS, INC.

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc. (the Company) as of December 31, 2009, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2010
Chicago, Illinois

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	998,712
Special reserve bank account for exclusive benefit of customers		-
Securities not readily marketable, at cost		74,521
Distribution fees receivable		115,741
Receivable from affiliated companies		17,742
Commission income receivable		2,910
Accrued investment income		37
Income tax recoverable from Parent		135,158
Total assets	$	1,344,821

Liabilities and Stockholder's Equity

Liabilities:

Total liabilities	$	—

Stockholder's equity:

Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares	5,000
Additional paid-in capital	110,000
Retained earnings	1,229,821
Total stockholder's equity	1,344,821
Total liabilities and stockholder's equity	$ 1,344,821

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Income (Loss)

Year ended December 31, 2009

Revenue:		
Commissions on the sale of variable annuities	$	4,922,550
Commissions on the sale of variable life products		563,196
Commissions on the sale of mutual funds		239,867
Administrative service fees from affiliate		25,000
Distribution fees		1,340,275
Interest income		1,131
Total revenue		7,092,019
Expenses:		
Commissions on the sale of variable annuities		4,930,010
Commissions on the sale of variable life products		552,842
Commissions on the sale of mutual funds		180,408
Salaries and other payroll expenses		810,191
Regulatory fees and expenses		323,355
Other expenses		329,991
Total expenses		7,126,797
Loss before income tax benefit		(34,778)
Income tax benefit		(11,720)
Net loss	$	(23,058)

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2008	$	5,000	110,000	1,252,879	1,367,879
Net loss		–	–	(23,058)	(23,058)
Balance at December 31, 2009	$	5,000	110,000	1,229,821	1,344,821

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(23,058)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in distribution fees receivable		180,871
Decrease in payables to affiliated companies, net		(121,841)
Increase in commission income receivable		(2,910)
Decrease in income tax recoverable		179,437
Net cash provided by operating activities		212,499
Cash flows from investing activities:		
Redemptions of securities not readily marketable		183,921
Net cash provided by investing activities		183,921
Increase in cash and cash equivalents		396,420
Cash and cash equivalents at beginning of year		602,292
Cash and cash equivalents at end of year	$	998,712

See accompanying notes to financial statements.

(1) Description of Business

Horace Mann Investors, Inc. (Investors) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corp. (SIPC

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC, affiliated company) variable annuity contracts, Ameritas Variable Life Insurance Company's variable universal life contracts, Plan Member Services mutual funds, and American Funds mutual funds and 529 plans through registered representatives of Investors. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

In February 2009, FINRA approved a change in business operations to include common remitter services. This change increased Investors required net capital to $250,000 and eliminated the Rule 15c3-3 exemption. Investors carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer securities transactions during the year.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b) Sales Charges and Commissions

Investors receives commission revenues from its unaffiliated partner products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from SEI Investments Distribution Company, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are recognized monthly based on the net asset value of the funds.

(c) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and money market demand accounts.

HORACE MANN INVESTORS, INC.

Notes to Financial Statements

December 31, 2009

(d) **Comprehensive Income**

The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net loss as presented in the Statement of Income (Loss).

(e) **Income Taxes**

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(f) **Fair Value Measurements**

The Company adopted, in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets were measured using quoted market prices in active markets (Level 1 inputs).

(3) **Special Reserve Bank Account for the Exclusive Benefit of Customers**

Common remitter funds are deposited into the special reserve bank account for the exclusive benefit of customers and are remitted to the selling broker dealer by noon the following day. No common remitter funds were held at December 31, 2009.

(4)   Securities Not Readily Marketable

Securities not readily marketable represent an investment in The Reserve Primary Fund (Fund), a money market fund which suspended redemptions in September 2008. The investment was valued at the last available net asset value resulting in an impairment of $39,161 in 2008. The security is carried at cost. The Fund has been making redemptions under a plan of liquidation and distribution of assets subject to the supervision of the Securities and Exchange Commission.

(5)   Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,462,097 for the management, administrative, data processing, and utilization of personnel in 2009. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2009, Investors earned $25,000 in administrative services fees from an affiliate.

(6)   Income Taxes

Investors received federal income tax refunds of $192,000 from the Parent and paid state taxes of $843 to the Parent in 2009.

The income tax assets were as follows:

	2009
Current asset	$110,390
Deferred asset	24,768
Total income tax asset	$135,158

The "temporary differences" that give rise to the deferred tax balances at December 31, 2009 were as follows:

Deferred tax assets	
Impaired securities	$ 13,706
Pension and employee benefits	11,933
Total gross deferred tax assets	$ 25,639
Deferred tax liabilities:	
Fixed assets	871
Total gross deferred tax liabilities	871
Net deferred tax asset	$ 24,768

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2009, the Company had $113,000 of net operating loss carryforwards, which if not used, will begin to expire in 2029.

The components of the income tax benefit were as follows:

Current	$ (4,375)
Deferred	(7,345)
Total income tax benefit	$(11,720)

Income tax benefit differed from the expected tax computed by applying the federal corporate rate of 35% to loss before income taxes as follows:

Expected federal tax on income	$(12,172)
Add (deduct) tax effects of:	
Allocated operational expenses	644
State income tax	(290)
Provision to return adjustments	98
Total income tax benefit	$(11,720)

At December 31, 2009, the Company had federal income tax returns for 2006 through 2009 still open and subject to examination by taxing authorities.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will be sustainable upon audit by taxing authorities and reflects management's assessment of the amounts that are probable of being sustained. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits excluding interest and penalties is as follows:

	2009
Balance as of the beginning of the year	$ -
Additions based on tax positions related to the current year	-
Additions for tax positions for prior year	42
Settlements	-
Reductions for tax positions for prior years	-
Balance as of the end of the year	$42

All of the liability for unrecognized tax benefits would affect the effective tax rate if recognized. There are no positions for which it is reasonably possible that the total amount of the unrecognized tax benefits will significantly increase or decrease with the next 12 months.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2009, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(7) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent.

After completing the first year of employment, all employees participate in a defined contribution plan. Under this plan, the Parent makes contributions to each participant's account based on eligible compensation and years of service.

In addition, all employees of HMSC participate in a 401(k) plan. Beginning January 1, 2002, The Parent automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. Employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefits sponsored by the Parent, but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan.

(8) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2009, Investors' net capital and required net capital were $1,045,157 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .0 to 1.

Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital:

Total stockholder's equity from statement of financial condition qualified for net capital	$	1,344,821
Total nonallowable assets:		
Distribution fees receivable		(115,741)
Receivables from affiliated companies		(17,742)
Haircut on securities		(31,023)
Income tax recoverable from Parent		(135,158)
		(299,664)
Net capital		1,045,157
Computation of aggregate indebtedness – accrued expenses		—
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital		795,157
Excess net capital at 1,000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements)		745,157
Ratio of aggregate indebtedness to net capital		.0 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2009 filed by Investors in its Form X-17A-5 on January 27, 2010.

See accompanying independent auditors' report.

Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

Credit balances

Free credit balances and other credit balances in customers' security accounts $ -

Monies borrowed collateralized by securities carried for the accounts of customers -

Monies payable against customers' securities loaned -

Customers' securities failed to receive -

Credit balances in firm accounts that are attributable to principal sales to customers -

Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days -

Market value of short security count differences over thirty calendar days old -

Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days -

Market value of securities of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer -

Total credit items -

Debits balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 -

Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver -

Failed to deliver of customers' securities not older than 30 calendar days (including debit balances to continuous net settlement accounts) -

Margin required and on deposit with the options clearing corporation for all option contract written or purchased in customers accounts -

Other -

Gross debits -

Less 3 percent charge -

Total debit items -

Reserve computation

Excess of total debits over total credits $ -

Required deposit None

Note: There are no material differences between the computation presented above and the computation for determination of reserve requirements as of December 31, 2009 filed by Investors in its X-17A-5 on January 27, 2010.

Schedule III
HORACE MANN INVESTORS, INC.
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2009

1   Customers' fully paid and excess margin securities not in the
respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as
of the report date but for which the required action was not taken
by respondent within the time frames specified under Rule 15c3-3): $ _____ -

   A. Number of items   _____ -

2   Customers' fully paid securities and excess margin securities for
which instructions to reduce to possession or control had not been
issued as of the report date, excluding items arising from
"temporary lags which result from normal business operations"
as permitted under Rule 15c3-3. $ _____ -

   A. Number of items   _____ -



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Horace Mann Investors, Inc.:

In planning and performing our audit of the financial statements of Horace Mann Investors, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 17, 2010

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)

(These financial statements and schedules should be deemed
confidential pursuant to subparagraph (e)(3) of Rule 17a-5)